Exhibit 99.1

TD Bank reiterates it has no U.S. sub-prime exposure

TORONTO, January 7, 2008 - In response to numerous inquiries from investors and media today, TD Bank Financial Group re-confirms it does not have any direct or indirect exposure to U.S. sub-prime mortgages, consistent with the Bank’s third and fourth quarter 2007 disclosure. TD also reiterated that, based on its continued due diligence for the Commerce Bancorp acquisition, Commerce has no direct or indirect exposure to U.S. sub-prime mortgages in its investment portfolio, and as previously disclosed, nominal exposure in its loan portfolio. TD continues to be comfortable with the credit quality of Commerce’s investment and loan portfolios.

About TD Bank Financial Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth; and Wholesale Banking, including TD Securities. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$422 billion in assets as of October 31, 2007. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD", as well as on the Tokyo Stock Exchange.

For further information:
Simon Townsend, Senior Manager, Corporate Communications (416) 944-7161
Kelly Milroy, AVP, Investor Relations, (416) 944-5422